Hudson La Force III Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co.-Conn. 7500 Grace Drive Columbia, MD 21044

May 1, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated April 7, 2015, regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Our executive team and disclosure committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure. For your convenience we have reprinted your comments in italicized text below, immediately followed by our response in normal text.

Form 10-K for the year ended December 31, 2014

Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting and Financial Reporting Policies, page F-11

Revenue Recognition, page F-12

Comment 1

Please revise your disclosures related to multiple element arrangements in future filing to: address the magnitude of these arrangements; disclose the general timing of delivery or performance of service for deliverables within these arrangements; clarify why elements in the fixed price contract are not separate units of accounting; and disclose the general timing of the period of performance over which straight-line revenue is recognized. Refer to ASC 605-25-50.

Response 1

We will revise our first quarter Form 10-Q (anticipated to be filed on May 7, 2015) and future Form 10-K filings to address the magnitude of our multiple element arrangements; disclose the general timing of delivery or performance of service for deliverables within such arrangements; clarify why elements in the fixed price contract are not separate units of accounting; and disclose the general timing of the period of performance over which straight-line revenue is recognized.

Selected Financial Data, page F-61

Comment 2

Please revise future filings to disclose long-term obligations as proscribed by Item 301 of Regulation S-K.

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Response 2

We will disclose long-term obligations as proscribed by Item 301 of Regulation S-K in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-62

Highly Inflationary Economy, page F-82

Comment 3

Please tell us, and clarify in future filing, why you continued to use the official exchange rate of 6.3 bolivars to U.S. dollars for the remeasurement of your bolivar-denominated net monetary asset position at December 31, 2014. Also, please expand your disclosures in future filings to: disclose the exchange rate introduced in February 2015; quantify the potential impact on your financial statements if you use each of the alternative exchange mechanisms available; and quantify and disclose the nature of any other assets held by your subsidiary in Venezuela that may be at risk for impairment based on economic conditions in that country.

Response 3

As of December 31, 2014, we continued to transact the majority of our business at the official bolivar to U.S. dollar exchange rate of 6.3 bolivars to U.S. dollars. During 2014, we received payments of $15.6 million at the official rate, and only $0.1 million through alternative exchange mechanisms. As reference, we had $12.4 million pending approval for payment at the official rate as of December 31, 2013, and $6.0 million pending approval for payment as of December 31, 2014. We have no reason to believe that we will not receive approval for payment at the official rate for those amounts pending payment as of December 31, 2014. Accordingly, we continued to use the official exchange rate for remeasurement purposes at December 31, 2014.

In future filings we will clarify why we continue to use the official exchange rate of bolivars to U.S. dollars for remeasurement of our bolivar-denominated net monetary asset position. We will also expand our disclosures in future filings to include the following: (i) disclosure of the exchange rate introduced in February 2015, (ii) quantification of the potential impact to our financial statements if we were to use each of the alternative exchange mechanisms that are available and (iii) quantification and disclosure of the nature of other assets that are held by our subsidiary in Venezuela that may be at risk for impairment based on economic conditions in that country.

As requested by the Staff in the Comment Letter, we hereby affirm that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Hudson La Force III

Mr. Hudson La Force III
Senior Vice President and Chief Financial Officer

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